Filed by F.N.B. Corporation

(Commission File No. 001-31940)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Parkvale Financial Corporation

(Commission File No. 0-17411)

The following informational brochure will be available at all branch locations of

Parkvale Savings Bank beginning on or about July 20, 2011:

For more information about our companies,

visit our web sites:

www.parkvale.com

www.fnbcorporation.com

Or call

1-800-555-5455

First National Bank

EQUAL HOUSING LENDER, MEMBER FDIC

F.N.B. Corporation will file a registration statement on Form S-4 with the SEC. The registration statement will include a proxy statement/prospectus and other relevant documents with the SEC in connection with the merger. In addition, Parkvale Financial Corporation will also file the proxy statement/prospectus with the SEC.

SHAREHOLDERS OF PARKVALE FINANCIAL CORPORATION ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

The proxy statement/prospectus and other relevant materials (when they become available), and any other documents F.N.B. Corporation or Parkvale Financial Corporation has filed with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents F.N.B. Corporation has filed with the SEC by contacting James Orie, F.N.B. Corporation, One F.N.B. Boulevard, Hermitage, PA 16148, telephone: (724) 983-3317 or obtain free copies of the documents Parkvale Financial Corporation has filed with the SEC by contacting Gilbert A. Riazzi, Chief Financial Officer, 4220 William Penn Highway, Monroeville, PA 15146, telephone: (412) 373-4804.

Two Banks.

GROWING STRONGER TO SERVE YOU BETTER

One Partnership.

In June 2011, Parkvale Financial Corporation, the holding company of Parkvale Savings Bank, announced the intent to merge with F.N.B. Corporation, the holding company of First National Bank of Pennsylvania, based in Hermitage, PA. Upon completion of the merger, Parkvale’s name will change to First National Bank of Pennsylvania, but the same friendly service you have come to expect will remain.

Here’s What You Can Expect.

Parkvale Savings Bank will become part of the fourth largest Pennsylvania-based banking institution with approximately $11.6 billion in combined assets post merger. The merger fits well with the commitment of both banks to serve the banking needs of residents and businesses of our communities in Pennsylvania, Eastern Ohio and West Virginia. Both banks have a genuine concern for their customers and their communities.

Although the name and logo will change, you should experience no service interruptions throughout the merger process. In fact, you can expect business-as- usual. The goal is to complete the transition seamlessly while providing you with even more product and service choices, including expanded wealth management, insurance and investment offerings and enhanced Business Banking Solutions, to name a few.

You will also be delighted to know that Parkvale employees, who have worked so hard to make your banking experience and your bank one of the best in the region, will continue to serve you like before.

You can expect consistent, up-to-date communications from both banks regarding your accounts. If you have any questions regarding an account, please contact your local office.

How Will the Merger Affect You, Our Customer?

After the merger, Parkvale Savings Bank’s 47 locations will join First National Bank’s existing branch network to provide continued service excellence within our communities. Our highly experienced relationship managers and financial services specialists will continue to partner with you to develop customized financial solutions that meet your personal and business needs. Similar to Parkvale, First National Bank’s success in the marketplace is in large part attributed to quick response times and local decision-making. Both banks are committed to delivering a high level of service and to providing the personalized touch that our clients want and deserve from their trusted financial advisor.

Who is First National Bank of Pennsylvania?

First National Bank, headquartered in Pennsylvania, has been serving the banking needs of customers since 1864. First National Bank has expanded over the years from the Western part of the state to Central and Eastern Pennsylvania, and even into Eastern Ohio. With more than 145 years of regional banking experience, First National Bank understands the needs of both consumers and businesses throughout its markets.

You will experience more convenience and enjoy an expanded array of financial services when Parkvale and First National Bank join their resources. Our experts will be available to assist you with financial solutions for all of your needs, including personal and business banking, mortgage and construction lending, leasing, insurance, investments and wealth management.

Once the merger is complete, Parkvale Savings Bank will become part of a larger, Pennsylvania-based company with a network of more than 280 full-service branches and more than 300 ATMs extending across Pennsylvania, Eastern Ohio and into West Virginia.

“Two community-focused banks, each based in Pennsylvania, will soon merge to create an extraordinary bank offering you more services and convenience than ever before. Our appreciation for your loyalty will be reflected in the way we continue to serve you for years to come.”

“First National Bank and Parkvale Savings Bank share a commitment to unparalleled service. As we combine our resources, we will be able to provide an even broader range of sophisticated financial solutions to meet the unique needs of each customer.”